# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIGMATRON INTERNATIONAL INC, CIK 0000915358
CUSIP: 82661L101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2201 Landmeier Road, Elk Grove Village, Illinois (IL), 60007
Date of event which requires filing of this statement: 04/01/2025
Filed by CIK 0000850401

## Reporting persons
- The TCW Group, Inc., on behalf of the TCW Business Unit: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 770,250; sole dispositive power 0; shared dispositive power 770,250; aggregate amount beneficially owned 770,250 (11.18% of the class)

## Item 1. Issuer
Name of issuer: SIGMATRON INTERNATIONAL INC
Address of issuer's principal executive offices: 2201 Landmeier Road Elk Grove Village, IL, 60007

## Item 2. Person Filing
Name of person filing: The TCW Group, Inc., on behalf of the TCW Business Unit
Address of principal business office or, if none, residence: 515 South Flower Street, Los Angeles, CA 90071
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 770,250
Percent of class: 11.18
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 770,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 770,250

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 7 Exhibit.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The TCW Group, Inc., on behalf of the TCW Business Unit: /s/ Andrew Bowden, Andrew Bowden, Executive Vice President (05/01/2025)